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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

Shanda Interactive Entertainment Limited

(Name of Issuer)

Ordinary shares, par value US$0.01 per share

(Title of Class of Securities)

81941Q203 *

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81941Q203

Person 1
1.	(a) Names of Reporting Persons. Orbis Investment Management Limited ("OIML"), Orbis Asset Management Limited ("OAML"), Orbis Investment Management (B.V.I.) Limited ("OIML BVI")
(b) Tax ID

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization OAML and OIML are companies organized under the laws of Bermuda. OIML BVI is a company organized under the laws of the British Virgin Islands.

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 13,594,014

6. Shared Voting Power 138,738

7. Sole Dispositive Power 13,732,752

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person OIML 10,599,840; OAML 48,650; OIML BVI 3,084,262

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 10.3%

12.	Type of Reporting Person (See Instructions)

OO (OAML), FI (OIML and OIML BVI)

Item 1.
(a)	Name of Issuer Shanda Interactive Entertainment Limited
(b)	Address of Issuer's Principal Executive Offices
No. 1 Office Building, No.690 Bibo Road Pudong New Area Shanghai 201203, People's Republic of China
Item 2.
(a)	Name of Person Filing Orbis Investment Management Limited ("OIML"), Orbis Asset Management Limited ("OAML"), Orbis Investment Management (B.V.I.) Limited ("OIML BVI")
(b)	Address of Principal Business Office or, if none, Residence 34 Bermudiana Road, Hamilton HM 11, Bermuda
(c)	Citizenship OAML and OIML are companies organized under the laws of Bermuda. OIML BVI is a company organized under the laws of the British Virgin Islands.
(d)	Title of Class of Securities Ordinary shares, par value US$0.001 per share
(e)	CUSIP Number 81941Q203 *

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[X ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J) for OIML and OIML BVI;
(k)	[X ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).If filing as a non-U.S. institution in accordance with 240.13d-1(b)(ii)(J), please specify the type of institution: equiv to IA (only for OIML and OIML BVI).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: OIML 10,599,840; OAML 48,650; OIML BVI 3,084,262
(b)	Percent of class: 10.3%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 13,594,014
(ii) Shared power to vote or to direct the vote 138,738
(iii) Sole power to dispose or to direct the disposition of 13,732,752
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Other persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 10,599,840 ordinary shares of Shanda Interactive Entertainment Limited, beneficially owned by Orbis Investment Management Limited.

Another person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 3,084,262 ordinary shares of Shanda Interactive Entertainment Limited, beneficially owned by Orbis Investment Management (B.V.I.) Limited.

Other persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 48,650 ordinary shares of Shanda Interactive Entertainment Limited, beneficially owned by Orbis Asset Management Limited.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group
Orbis Investment Management Limited ("OIML"), Orbis Investment Management (B.V.I) Limited ("OIML BVI") and Orbis Asset Management Limited ("OAML") are together making this filing because they may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Information with respect to each of OIML, OIML BVI and OAML (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person

OIML is the beneficial owner of 10,599,840 ordinary shares or 7.9% of the 133,536,978 ordinary shares of Shanda Interactive Entertainment Limited believed to be outstanding.

OIML BVI is the beneficial owner of 3,084,262 ordinary shares or 2.3% of the 133,536,978 ordinary shares of Shanda Interactive Entertainment Limited believed to be outstanding.

OAML is the beneficial owner of 48,650 ordinary shares or 0.0% of the 133,536,978 ordinary shares of Shanda Interactive Entertainment Limited believed to be outstanding.

Item 9.	Notice of Dissolution of Group
N/A
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to Orbis Investment Management Limited and Orbis Investment Management (B.V.I.) Limited are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 08, 2010
Date
Orbis Investment Management Limited Orbis Investment Management (B.V.I.) Limited Orbis Asset Management Limited
Signature
James J. Dorr, General Counsel
Name/Title
Exhibit A
CUSIP No 81941Q203 * - The CUSIP number applies to the Issuer's American Depository Shares, each representing 2 ordinary shares.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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